Exhibit 21.1

SUBSIDIARIES OF GRAN TIERRA ENERGY INC.

The table below sets forth all subsidiaries of Gran Tierra Energy Inc. and the state or other jurisdiction of incorporation or organization of each as of February 15, 2024.

Subsidiary	Jurisdiction of Incorporation
GTE Alberta Inc.	Alberta, Canada
Gran Tierra Energy N.V. ULC	Alberta, Canada
Gran Tierra Energy International Holdings Ltd.	Cayman Islands
Gran Tierra Energy Resources Inc.	Cayman Islands
Petrolifera Petroleum (Colombia) Limited	Cayman Islands
Palomino Insurance Ltd.	Cayman Islands
Gran Tierra Energy Mexico Holdings 1 LLC	Delaware
Gran Tierra Energy Mexico Holdings 2 LLC	Delaware
Gran Tierra Mexico Energy. S.A. de C.V.	Mexico
Gran Tierra UK Holdings Limited	United Kingdom
Gran Tierra Resources GmbH	Switzerland
Gran Tierra Energy CI GmbH	Switzerland
Gran Tierra Operations Colombia GmbH	Switzerland
Gran Tierra Energy Colombia GmbH	Switzerland
Southeast Energy GmbH	Switzerland
Suroco Energy Venezuela	Venezuela
Palomino Rentals S.A.S.	Ecuador